UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-15259

Argo Group International Holdings, Ltd.
(Exact name of registrant as specified in its charter)

90 Pitts Bay Road Pembroke HM 08 Bermuda (441) 296-5858
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $1.00 per share
(Title of each class of securities covered by this Form)

Depositary Shares, each representing a 1/1000th Interest in a 7.00% Resettable Fixed Rate Preference Share, Series A, par value
$1.00 per share
6.500% Senior Notes Due 2042 issued by Argo Group U.S., Inc. and the Guarantee with respect thereto

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Argo Group International Holdings, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Argo Group International Holdings, LTD.

Date:	November 27, 2023	By:	/s/ Allison Kiene
		Name:	Allison Kiene
		Title:	General Counsel and Secretary